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To holders of certain Progress Software stock options:

I am pleased to announce that Progress Software is implementing a special option amendment program to enable holders of certain Progress stock options to avoid the unfavorable tax consequences they might otherwise face in connection with certain below-market option grants. The details of the program, which for securities law reasons takes the form of a tender offer, are described in the accompanying Offer to Amend.

As you may know, we recently determined that the exercise price of some of our stock options was less than the fair market value of our common stock on the date of grant. These below-market grants may create adverse tax consequences to the extent that these options were not vested on or before December 31, 2004.

Specifically, Section 409A of the Internal Revenue Code imposes a 20% penalty tax on income attributable to certain below-market options. For tax purposes, the income from the option is calculated as the difference between the aggregate fair market value of the shares at the time that they vest and the aggregate exercise price for those shares. This penalty tax, along with interest if the penalty tax is not paid when due, are imposed regardless of whether the option is ever exercised, and are in addition to the regular income tax that the holder would ordinarily pay on exercise of the option. Section 409A has other adverse tax consequences, and some states (such as California) impose similar penalty taxes that would be in addition to the federal penalty tax imposed by Section 409A.

There are some circumstances where the penalty tax will not be applied, such as options that both vested and were exercised during 2005. Moreover, Section 409A only applies to persons who are otherwise subject to U.S. federal income tax. Option holders who are not obligated to pay U.S. federal income tax will not owe the penalty tax imposed by Section 409A.

You are receiving this message and the attached materials because you hold outstanding Progress Software options that may be subject to the adverse tax consequences of Section 409A.

For more complete information regarding U.S. federal income tax consequences, you should carefully read the Offer to Amend.

The Section 409A penalty tax will not apply to a below-market grant of a stock option if the stock option is brought into compliance with Section 409A. Such an option can be made to comply with Section 409A if it is amended to increase its exercise price to the fair market value of the underlying common stock on the date of grant. To be effective, this amendment must occur on or before December 31, 2007 (or, in the case of our directors and executive officers, on or before December 31, 2006).

In the offer to amend, we are offering each holder of a below-market stock option grant the opportunity to amend the unexercised portion of the option vesting after December 31, 2004 to increase the exercise price of that portion to the fair market value of our common stock on the date of grant. As part of the offer, each holder who agrees to amend an eligible option will also be eligible to receive a cash bonus in an amount equal to the increase in the per share exercise price of that option times the number of shares that vested after December 31, 2004 and that remain unexercised at the expiration of the offer (the “Cash Bonus”).

The Cash Bonus will have two components. First, the Cash Bonus payable with respect to eligible option shares that are vested as of the expiration date of the offer (the “Vested Cash Bonus”) will not be subject to any vesting conditions and will be payable to you as soon as practicable after January 20, 2008, regardless of whether you are employed by us on the date of payment. Because options cease to vest upon termination of employment, optionees whose employment with us has terminated or terminates before the expiration date of the offer will be eligible to receive only the Vested Cash Bonus. Second, any Cash Bonus payable with respect to eligible option shares that are scheduled to vest after the expiration date of the offer (the “Unvested Cash Bonus”) will become payable to you in up to four installments payable on or about April 5 and October 5 (each, a “Payment Date”) of 2008 and 2009. The number of installments for the Unvested Cash Bonus will depend on the date when the latest to vest of your eligible options will become fully vested, as more fully described in the accompanying Offer to Amend.

You must remain employed by us on the applicable Payment Date to receive the portion of the Unvested Cash Bonus payable on that date. We may, in our discretion, accelerate the payment to any recipient of all or any portion of a Cash Bonus. We do not undertake, and will not be obligated, to treat all recipients of Cash Bonuses in the same manner with respect to any discretionary acceleration of the payment of any portion of any Cash Bonus.

The offer will not apply to any portion of a below-market option grant that vested on or before December 31, 2004, nor will it apply to any portion of an option grant that has already been exercised or that is exercised before the expiration of the offer.

The offer is being made under the terms and conditions of the Offer to Amend and the accompanying Letter of Transmittal. The Offer to Amend contains detailed information about the option amendment program, including the eligible options, the tax consequences of accepting or not accepting the offer and the risks relating to the offer.

Although our Board of Directors has approved the tender offer described above, neither we nor our Board of Directors is making any recommendation regarding whether you should accept our offer to amend your eligible options. We encourage you to consult with your tax advisors regarding the tax consequences for your personal financial situation of accepting or not accepting the offer.

We urge you to read all of the tender offer materials carefully, particularly the Q&A in the Summary Term Sheet at the beginning of the Offer to Amend. As a convenience, we will send each holder of an affected option a personalized summary of his or her options that are eligible for the offer. We have engaged Ernst & Young LLP to conduct a series of presentations for affected employees. We will be holding webinars for affected employees late in the week of January 1, 2007 and again early during the week of January 8, 2007. In these presentations, Ernst & Young will provide information on the ways in which Section 409A might affect holders of stock options, and they will be available to answer general questions about the tender offer. You may also direct questions about the tender offer or the accompanying documents to Susan Goida of Ernst & Young at (800) 425-4425 (domestic) or +1(201) 872-5840 (international).

The tender offer is currently scheduled to expire at 12:00 midnight on January 24, 2007. To participate in the option amendment program, you must send all the necessary documents so that we receive them by that time. We will not accept late submissions.

I encourage you to respond promptly to the Offer to Amend.